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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           KOFAX IMAGE PRODUCTS, INC.
                            (Name of Subject Company)

                         IMAGING COMPONENTS CORPORATION
                         IMAGING ACQUISITION CORPORATION
                                DICOM GROUP PLC
                        DRESDNER KLEINWORT BENSON PRIVATE
                               EQUITY PARTNERS LP
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   500200-10-0
                      (Cusip Number of Class of Securities)

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                                ARNOLD VON BUREN
                          BUSINESS BUILDING FORREN WEST
                             GRUNDSTRASSE 14 CH-6343
                            ROTKREUZ, ZG, SWITZERLAND
                                   CH-6343
                          Rotkreuz, ZG, Switzerland
                              011-41-41798-3070
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                    COPY TO:
                                 EUNU CHUN, ESQ.
                               M.Gilbey Strub, Esq.
                                KIRKLAND & ELLIS
                                 CITICORP CENTER
                              153 EAST 53RD STREET
                               NEW YORK, NY 10022
                                 (212) 446-4800


         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed on August 3, 1999, as amended, relating to the offer by Imaging Components Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares") of the Company at a purchase price of $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").


ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.
         (a)(1)   Amended Offer to Purchase*

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*    Supersedes Offer to Purchase, dated August 3, 1999.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1999
                                                 IMAGING COMPONENTS CORPORATION


                                                 By:  /s/ Arnold von Buren
                                                     ---------------------------
                                                     Name:    Arnold von Buren
                                                     Title:   Secretary

                                                 IMAGING ACQUISITION CORPORATION


                                                 By:  /s/ Arnold von Buren
                                                     ---------------------------
                                                     Name:    Arnold von Buren
                                                     Title:   Secretary


                                                 DICOM GROUP PLC


                                                 By:  /s/ Arnold von Buren
                                                     ---------------------------
                                                     Name:  Arnold von Buren
                                                     Title: Secretary


                                                 DRESDNER KLEIN BENSON PRIVATE
                                                 EQUITY PARTNERS LP

                                                 By: DRESDNER KLEIN BENSON
                                                     PRIVATE EQUITY LLC, its
                                                     General Partner


                                                 By:  /s/ Alexander P. Coleman
                                                     --------------------------
                                                     Name:  Alexander P. Coleman
                                                     Title: Authorized Person
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                                  EXHIBIT INDEX




         EXHIBIT NO.            DESCRIPTION
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           (a)(1)             Offer to Purchase*






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*    Supersedes Offer to Purchase dated August 3, 1999.

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